Filed pursuant to Rule 424(b)(3)
File No. 333-119338

June 20, 2006

SUPPLEMENT DATED JUNE 20, 2006 TO PROSPECTUS DATED JUNE 1, 2006

Dear Investor(s):

GRANT PARK FUTURES FUND MAY PERFORMANCE UPDATE

FUND	MAY	2006 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-0.81%	13.09%		$ 56.6M	$1,205.082
Grant Park Futures Fund Class B Units	-0.88%	12.69%		$279.9M	$1,064.101
TRADING ADVISORS	MAY	2006 YTD	% of Fund
Rabar Market Research (Div)	-1.32%	17.44%	20%
EMC Capital Management (Classic)	0.77%	23.36%	23%
Eckhardt Trading (Global)	0.71%	-4.32%	8%
Graham Capital Management (GDP)	-2.38%	3.96%	7%
Winton Capital Management (Div)	-3.09%	5.38%	19%
Saxon Investment Corp (Div)	2.14%	13.26%	9%
Welton Investment Corporation	-1.33%	18.59%	14%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

The Grant Park Futures Fund experienced trading losses during the month of May. Stock index positions incurred the largest setbacks, followed by losses to positions in the energy and soft/agricultural commodity sectors. Positions in metals, currencies and interest rates reported gains for the month.

Long positions in the stock indices sustained losses as global stock markets experienced a volatile month. Concerns over the prospect of higher inflation, rising interest rates and the possibility of slowing economic growth led to losses from long positions in the German DAX, Nasdaq-100 Index and Tokyo Nikkei.

Positions in the energy sector reported setbacks after a report earlier in the month announced that U.S. gasoline inventories had experienced a weekly increase for the first time since February of this year, leading to speculation of lessened demand during the upcoming U.S. summer driving season. Long positions in the crude oil, heating oil and gasoline markets reported losses.

Short positions in the soft/agricultural sector resulted in losses as prices for live cattle rallied during the month on what analysts described as a technical driven rally, with investors pushing prices higher as they moved to liquidate short positions. Long positions in the sugar market also reported losses as prices there were lower for the month.

Long positions in the metals sector recorded gains as reports of tight supplies combined with continued economic growth in India, China and South America sent base metal prices higher. Reports of supply disruptions in Mexico and Chile also pushed industrial metal prices higher.

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

Long positions in the foreign currencies profited as the dollar lost ground to the euro, Swiss franc and British pound amid speculation that short term interest rates could rise faster in Europe than in the United States.

Lastly, short positions in the domestic interest rate market were profitable as the Eurodollar contract traded lower after the U.S. Federal Open Market Committee raised the federal funds target rate to 5% and issued a statement saying that any additional rate hikes would depend upon economic data going forward.

OTHER FUND NEWS

We would like to remind you that we have updated our September 1, 2005 prospectus and subscription agreement with a new prospectus and subscription agreement dated June 1, 2006. As of this date subscriptions for new or additional units must be submitted only on the new form. Please contact our offices at funds@dearborncapital.com to request a copy of the new prospectus and subscription agreement.

Please visit our new updated website at www.dearborncapital.com. The website contains daily performance as well as weekly and monthly performance with commentary. You no longer need a user ID and password to access the website. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.   Weekly
performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
MAY 31, 2006
Statement of Income
	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	1,208,698	4,848,297	5,963,976	23,962,701
Change in Unrealized Income (Loss)	(1,573,891)	3,438,999	(7,765,919)	16,233,796
Brokerage Commissions	(18,427)	(104,776)	(90,925)	(495,385)
Exchange, Clearing Fees and NFA charges	(23,909)	(137,805)	(117,971)	(652,435)
Other Trading Costs	(40,094)	(105,685)	(197,831)	(505,031)
Change in Accrued Commissions	10,445	(1,883)	51,546	(9,257)
Net Trading Income (Loss)	(437,178)	7,937,147	(2,157,124)	38,534,389
Other Income:
Interest, U.S. Obligations	109,063	483,524	538,139	2,303,382
Interest, Other	118,217	468,377	583,306	2,230,610
Total Income (Loss)	(209,898)	8,889,048	(1,035,679)	43,068,381
Expenses:
Incentive Fees to Trading Managers	(55,476)	715,306	(273,730)	3,523,579
Administrative Fees	11,997	58,359	59,197	277,019
O&O Expenses	9,598	46,686	142,072	664,844
Brokerage Expenses	290,332	1,412,264	1,539,116	7,202,475
Illinois Replacement Tax	0	0	0	0
Total Expenses	256,451	2,232,615	1,466,655	11,667,917
Net Income (Loss)	(466,349)	6,656,433	(2,502,334)	31,400,464
Statement of Changes in Net Asset Value
Beginning Balance	56,824,494	54,403,647	277,897,185	235,494,172
Additions	932,000	1,499,493	7,085,825	34,366,709
Net Income (Loss)	(466,349)	6,656,432	(2,502,334)	31,400,464
Redemptions	(702,193)	(5,971,620)	(2,614,102)	(21,394,771)
Balance at MAY 31, 2006	56,587,952	56,587,952	279,866,574	279,866,574
Total Units Held at End of The Period		46,957.75200		263,007.59710
Net Asset Value Per Unit		1,205.082		1,064.101
Rate of Return	-0.81%	13.09%	-0.88%	12.69%

To the best of my knowledge and belief the
information contained herein is accurate and complete.
___________________________________________________________
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP